FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated July 29, 2003 titled, “Grupo Santander Net Attributable Income Rose 8% in the First Half of 2003 to 1,293 Million Euros.”

ITEM 1

PRESS RELEASE

Grupo Santander net attributable income rose 8% in the first half of 2003 to 1,293 million euros

•	The second quarter improved on the four previous ones, confirming the upturn in the first three months

•	Business activity improved in general, with excellent performance in Spain

•	Results from Latin America were still affected by depreciation of its currencies and dollar weakness against the euro

•	NPL ratio continued to fall to 1.67%, while cover ratio rose to 147%

•	Strong capital base with a BIS ratio of 12.7% and a Tier I ratio of 8.4%

Madrid, July 29th, 2003 – Grupo Santander recorded a net attributable income of 1,293 million euros in the first half of 2003, a rise of 8% over the same period last year and in line with the full year expectation of 2.5 billion euros revealed by Chairman Emilio Botín at the recent Annual Shareholders Meeting.

The improvement came from Commercial Banking in Europe, with stepped up activity and lower branch costs in Spain, and from growing profits from consumer finance in Europe. Commercial banking in Latin America also performed well, through still affected by currency depreciation factors, as did global business areas.

Results

A 22% fall in net interest margin during the first six months to 3,928 million euros in particular reflects currency fluctuations and the sharp drop in interest rates both in Europe and Latin America. Excluding the currency effect, the decline was 2.6%. The second quarter reversed the declining trend in net interest revenue, which rose 6.8% in the period.

Fees and commissions declined 9% but would have risen 6% if currencies had been stable. By business area, fees and commissions from Santander Central Hispano Commercial Banking rose 12.5%, and in Portugal by 31.3%, while in Latin America a 30.7% decline becomes an increase of 4.5% if currency effects are excluded.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Lower net interest revenue and commissions, partially offset by a doubling of trading gains over the same 2002 period when results were affected by the sale of part of the Brazilian portfolio, led to net operating revenue declining by 13% and increasing 4.9% if the currency impact is excluded.

Net interest revenues	Net operating income

Optimization of staff levels and branch resources in the past few years has been reflected in cost trends, with general administrative expenses falling 15.9% and remaining stable even if excluding the favourable impact, in this instance, of currency depreciation. General expenses of Commercial Banking Europe fell 3.0% with a drop of 4.7% in the Santander Central Hispano branch network, while those of Latin America decline 30.7% (just +0.7% excluding the currency effect, during a period of high inflation.).

Net interest revenues	Efficiency

A combination of defence of spreads and increased commission revenue, and also active cost management, produced the best cost-income ratio in the Bank’s history – 48.9%.

As a result, operating income was 7.4% lower at 2,899.2 million, a figure that would have been a 12.8% rise excluding the currency impact. However, it was higher for the second quarter running, and in the April-June period was at levels close to those of the first two quarters of last year.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Provisions and writedowns, excluding ordinary amortization of goodwill, came to 651 million euros, a decline of 35.2% over the previous year, and 18.2% down if excluding the currency effect. This lower level of provision reflects a decline in writedowns in Argentina under local accounting criteria and reduced requirements in the rest of Latin America following provisioning efforts made in 2002.Good performance in non-performing loans which declined to a ratio of 1.67% enabled a seven point rise in cover ratio to 147% despite the lower level of provisions.

NPL ratio	Cover ratio

The 8.0% rise in net attributable income of 1,293 million euros would have been one of 36.6% without the impact of currency depreciation. Return on equity (ROE) was 14%, higher than the first half of 2002 and the 12.8% figure for the full year. On a cash basis (excluding ordinary goodwill amortization and thereby more in line with U.S. practice), ROE stood at 17.5%.

Commercial banking activities account for 85% of profits, of which Commercial Banking Europe represented 51%, Latin America 34%, Asset Management and Private Banking 9% and Global Wholesale Banking 6%.

Business performance

Weakness against the euro of Latin American currencies and the U.S. dollar again affected business volumes. Loans rose 1.2% to 174,006 million euros, or by 4.5% excluding the currency effect, although in Spain there was a strong 12.9% rise from the Santander Central Hispano branch network and 21.9% from Banesto.

In particular, mortgage lending was up 16.9% at Santander Central Hispano with new loans up 28% even without the help of a new range of mortgage products launched at the end of June. Banesto achieved even higher growth rates with a 27.9% rise in outstanding loans and 40% in new loans. Total customer funds managed by the Group rose 2.8% (+7.6% excluding the currency effect).

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

In Spain, efforts were focussed on defending customer spreads during a period when interest rates (1-year Euribor) have fallen more than 160 basis points. Customer margins were thus able to cushion the effect, falling only 45 basis points. Customer deposits, excluding repos, mutual funds and pension funds, rose 7.7%.

The guaranteed funds campaign (Superselección and Super 100), which attracted a net 3.9 billion euros during the six months, has consolidated the Group’s leadership in mutual funds with a market share in excess of 28%. Insurance business was particularly strong, with increases of more than a point in market share for premium volume, both for life insurance and household. The Group recently acquired Metlife’s 20% shareholding in Santander Central Hispano Seguros, increasing its stake to 80%.

In Latin America, the business environment has begun to improve after four consecutive years of slowdown. Currency depreciation against the euro was 33% compared to the first half of 2002. Loans were 20.4% lower at 31,579 million euros (-7.9% excluding the currency effect), while customer funds were down 11.3% at 70,996 million (+2.1% excluding currency impact). The divergent trends reflected a strategic decision to focus on liquidity and risk limitation in certain countries.

In Brazil, the focus of Banespa has been to maximize business potential from a customer base of more than 5 million in the states of Sao Paulo and Rio Grande do Sul, increasing the ratio of products sold per customer. Customer funds plus mutual funds rose 18.1% and loans by 5%, measured in local currency.

Santander Serfín continued to register strong business activity in Mexico, with an aggressive commercial strategy that has enabled it to gain 2.1 percentage points in market share over the past 12 months. It how has 2.8 million customers and three million pension fund affiliates.

Santander Santiago in Chile, operating under a new corporate brand, and with a high market share (24% in loans and 21.3% in deposits) focused on maximizing returns from its 1.9 million customer base. Outstanding loans declined 8.5% and customer funds by 5.9% during the period.

Prudent risk management, combined with accelerated goodwill amortization and a high capacity to generate capital, enabled Grupo Santander to increase the volume of shareholder funds and substantially improve its solvency ratios during the second quarter, placing them among the highest of the international banks.

At the end of June, eligible capital under BIS criteria came to 25,280 million euros, implying a surplus over minimum requirements of 9,389 million. BIS ratio stood at 12.7%, with a Tier I ratio of 8.4% and core capital of 5.9%. These ratios are an increase of nearly 1 point compared to December 2002, as well as representing an improvement in the composition due to a lower weighting of preferred stock.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

The Share

A fourth and final 2002 dividend was paid on May 1, giving a full year figure of 0.2885 euros, unchanged on 2001. On August 1, the Bank will pay a first interim dividend for 2003 of 0.0775 euros.

The share price rose 16.7% during the period, a trend that compared favourably with the most representative indices of the financial sector. Grupo Santander’s market capitalization increased 8.5 billion euros in the second quarter to 36,383 million euros at the end of June, standing 14th worldwide, 2nd in the Euro Zone and 1st in Spain.

On June 21, the Annual Shareholders Meeting was held, at which all statutory measures blocking takeovers were eliminated, with the aim of ensuring equal treatment for all shareholders. At the same time, and in the context of good corporate governance, Chairman Emilio Botín invited shareholders to make suggestions and raise issues for the Meeting. This initiative was well received, with 938 replies that the Chairman summarized during the Meeting.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Consolidated income statement

	Jan-Jun 2003 mln euros	Jan-Jun 2002 mln euros	03/02%
NET INTEREST REVENUE	3,927.9	5,035.8	(22.00)
Net fees and commissions	2,045.6	2,249.2	(9.04)
BASIC REVENUE	5,973.8	7,285.0	(18.00)
Trading gains	583.9	253.3	130.53
NET OPERATING REVENUE	6,557.7	7,538.3	(13.01)
Personnel and general expenses	(3,206.6)	(3,813.5)	(15.91)
a) Personnel	(2,010.0)	(2,392.6)	(15.99)
b) General expenses	(1,196.6)	(1,420.9)	(15.78)
Depreciation and other results	(451.9)	(593.6)	(23.87)
NET OPERATING INCOME	2,899.2	3,131.2	(7.41)
Income from equity accounted holdings	108.3	135.6	(20.13)
Earnings from Group transactions	729.1	191.4	280.91
Net provisions for loan losses	(813.7)	(984.8)	(17.37)
Accelerated goodwill amortization	(691.2)	(46.8)	—
Other income	124.6	(171.3)	(43.36)
Income before taxes (cash basis*)	2,356.3	2,255.4	4.47
Corporate Tax	(435.0)	(433.9)	0.24

Net consolidated income (cash basis*)	1,921.3	1,821.4	5.48
Minority interests	144.1	82.5	74.54
Dividend – preferred shareholders	168.3	211.4	(20.41)
NET ATTRIBUTABLE INCOME (cash basis*)	1,608.9	1,527.5	5.33
Ordinary goodwill amortization	(316.2)	(330.9)	(4.44)
Net attributable income	1,292.7	1,196.6	8.04

Data excluding Argentina

Net interest revenue	3,955.3	4,929.2	(19.76)
Net fees and commissions	1,985.0	2,160.2	(8.11)
Basic revenue	5,940.4	7,089.4	(16.21)
Trading gains	589.0	226.1	160.47
Net operating revenue	6,529.4	7,315.5	(10.75)
General administrative expenses	(3,133.6)	(3,700.1)	(15.31)
Net operating income	2,954.5	3,048.0	(3.07)
Net writedowns	(711.3)	(944.0)	(24.65)
Net attributable income (cash-basis*)	1,608.9	1,527.5	5.33
Ordinary goodwill amortization	(316.2)	(330.9)	(4.44)
Net attributable income	1,292.7	1,196.6	8.04

(*) - Before ordinary goodwill amortization

(**) – Includes loan loss provisions, writeoffs, accelerated goodwill amortization, earnings from group operations and other income

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Customer funds

	30.06.2003 mln euros	30.06.2002 mln euros	03/02%	31.12.02 mln euros
Public sector	19,563.1	7,813.7	150.37	12,126.1
Private sector	77,831.0	75,806.2	2.67	78,432.1
Demand deposits	22,748.7	21,496.6	5.82	21,743.6
Savings accounts	16,739.7	15,796.1	5.97	16,057.7
Time deposits	19,412.8	21,410.6	(9.33)	21,326.5
REPOS	18,835.2	16,967.4	11.01	19,194.7
Other accounts	94.6	135.4	(30.18)	109.7
Non-resident sector	73,166.4	83,767.3	(12.66)	77,257.6
Deposits	65,401.7	73,130.0	(10.57)	68,929.3
REPOS	7,764.7	10,637.3	(27.01)	8,328.2
Total customer deposits	170,560.4	167,387.2	1.90	167,815.8
Debt securities	34,579.1	35,815.2	(3.45)	31,289.1
Subordinated debt	11,710.7	13,227.0	(11.46)	12,450.2
Total customer funds on-balance sheet	216,850.2	216,429.4	0.19	211,555.1
Total managed funds (off-balance sheet)	100.703.0	92,517.4	8.85	93,337.9
Mutual funds	73,542.1	68,124.9	7.95	68,139.5
Spain	56,655.3	50,972.8	11.15	52,729.7
Abroad	16,886.8	17,152.1	(1.55)	15,409.8
Pension funds	18,671.0	16,605.1	12.44	17,513.5
Spain	6,056.1	5,312.4	14.00	5,839.5
Individuals	5,250.2	4,581.2	14.60	5,073.4
Abroad	12,614.9	11,292.7	11.71	11,674.0
Managed portfolios	8,489.9	7,787.3	9.02	7,684.9
Spain	2,674.5	2,454.8	8.95	2,199.1
Abroad	5,815.4	5,332.5	9.06	5,485.8
Total customer funds	317,553.2	308,946.8	2.79	304,893.0
Total customer funds – Argentina	5,836.8	4,302.0	35.68	4,902.7
Total customer funds excl. Argentina	311,716.4	304,644.8	2.32	299,990.2

Loans

	30.06.2003 mln euros	30.06.2002 mln euros	03/02%	31.12.02 mln euros
Public sector	5,854.1	4,819.6	21.47	4,897.1
Private sector	94,498.3	86,174.1	9.66	88,876.1
Secured loans	41,667.7	34,927.3	19.3	37,273.8
Other loans	52,830.6	51,246.8	3.09	51,602.4
Non-resident sector	73,654.1	80,976.5	(9.04)	74,137.9
Secured loans	21,978.6	21,290.4	3.23	19,774.4
Other loans	51,675.5	59,686.0	(13.42)	54,363.6
Gross loans	174,006.5	171,970.2	1.18	167,911.2
Less: net allowance for loan losses	4,966.3	5,101.1	(2.64)	4,938.2
Net loans	169,040.2	166,869.1	1.3	162,973.0
Net loans – Argentina	2,409.2	2,950.0	(18.33)	2,089.7
Net loans – without Argentina	166,630.9	163,919.1	1.65	160,883.2
Note: doubtful loans	3,398.0	3,766.2	(9.78)	3,699.7
Public sector	2.1	3.9	(44.86)	3.6
Private sector	947.6	1,069.3	(11.38)	1,000.3
Non-resident sector	2,448.3	2,693.1	(9.09)	2,695.9

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Shareholders’ equity and capital ratios

	30.06.2003 mln euros	30.06.2002 mln euros	03/02%	31.12.02 mln euros
Subscribed capital stock	2,384.2	2,384.2	—	2,384.2
Paid-in surplus	8,979.7	9,685.6	(7.29)	8,979.7
Reserves (includes net reserves at
consolidated companies)	6,386.9	5,925.4	7.79	5,373.5
Total primary capital	17,750.9	17,995.2	(1.36)	16,737.4
Net attributable income	1,292.7	1,196.6	8.04	2,247.2
Treasury stock	(10.9)	(19.2)	(43.39)	(14.7)
Distributed interim dividend	—	—	—	(727.8)
Shareholders’ equity at period end	19,032.7	19,172.5	(0.73)	18,242.1
Interim dividend pending distribution	—	—	—	(358.2)
Final dividend	—	—	—	(289.6)

Shareholders´ equity after
Allocation of period end results	19,032.7	19,172.5	(0.73)	17,594.2
Preferred shares	5,097.8	5,802.1	(12.14)	5,436.8
Minority interests	1,599.6	884.1	80.94	1,138.4
Shareholders’ equity & minority interests	25,730.1	25,858.7	(0.50)	24,169.4
Basic Capital (Tier I)	16,628.8	14,707.5	13.06	14,834.2
Supplementary Capital	8,650.9	6,995.6	23.66	8,583.2
Eligible capital	25,279.7	21,703.1	16.48	23,417.4
Risk-weighted assets (BIS criteria)	198,630.4	199,893.1	(0.63)	185,290.0
BIS ratio*	12.73	10.86		12.64
Tier I	8.37	7.36		8.01
Excess (amount)	9,389.2	5,711.7	64.39	8,594.2

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	July 30, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President